                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                            Jerry's Famous Deli, Inc.
                         ------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  1208 099 430
                         ------------------------------
                                 (CUSIP Number)

                           Robert S. Barry, Jr., Esq.
                                 Loeb & Loeb LLP
         10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                 (310) 282-2000
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 7, 2001
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 1208 099 430

1    NAME OF REPORTING PERSON

          Mitchell Equity Investments, a California limited partnership

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x]                    (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          California

NUMBER OF                     7    SOLE VOTING POWER
SHARES                                  968,978
BENEFICIALLY
OWNED BY                      8    SHARED VOTING POWER
EACH                                    -0-
REPORTING
PERSON                        9    SOLE DISPOSITIVE POWER
                                        968,978

                              10   SHARED DISPOSITIVE POWER
                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          968,978 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.735%

14   TYPE OF REPORTING PERSON

          PN

CUSIP No. 1208 099 430

1    NAME OF REPORTING PERSON

          Mitchell Hospitality Investments, LLC, a Delaware limited liability company

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x]                    (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF                     7    SOLE VOTING POWER
SHARES                                  968,978
BENEFICIALLY
OWNED BY                      8    SHARED VOTING POWER
EACH                                    -0-
REPORTING
PERSON                        9    SOLE DISPOSITIVE POWER
                                        968,978

                              10   SHARED DISPOSITIVE POWER
                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          968,978 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.735%

14   TYPE OF REPORTING PERSON

          LLC

CUSIP No. 1208 099 430

1    NAME OF REPORTING PERSON

          Edward D. and Anna Mitchell Family Foundation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x]                    (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF                     7    SOLE VOTING POWER
SHARES                                  83,333
BENEFICIALLY
OWNED BY                      8    SHARED VOTING POWER
EACH                                    -0-
REPORTING
PERSON                        9    SOLE DISPOSITIVE POWER
                                        83,333

                              10   SHARED DISPOSITIVE POWER
                                        -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          83,333 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7833%

14   TYPE OF REPORTING PERSON

          CO

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Jerry's Famous Deli, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12711 Ventura Boulevard, Suite 400, Studio City, California 91604.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is filed by Mitchell Equity Investments, a California limited partnership ("MEI"), Mitchell Hospitality Investments, LLC., a Delaware limited liability company ("MHI") and the Edward D. and Anna Mitchell Family Foundation, a Delaware nonprofit corporation (the "Foundation"). The sole member of MHI is MEI. The general partners of MEI are Jonathan E. Mitchell and Joseph
N. Mitchell, trustee of the Mitchell Family Trust. The directors and officers of the Foundation are as follows:

     Joseph N. Mitchell            Director            Chairman
     Jonathan E. Mitchell          Director            President
     Kayla Mitchell                Director            Vice President
     Daniel R. Attias              Director            Secretary/Treas.

     MEI, MHI and the Foundation are sometimes hereinafter referred to as the "Reporting Persons".

     (b)  The address of MEI, MHI, the Foundation, Jonathan E. Mitchell, Joseph
N. Mitchell and R. Kayla Mitchell is 11601 Wilshire Boulevard, Suite 2460, Los Angeles, California 90025. The address of Daniel R. Attias is 534 23rd Street, Santa Monica, California 90402.

     (c) The principal business of each of the individuals named above other than Daniel R. Attias is the investment business. Daniel R. Attias is a television producer and director.

     (d) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the individuals named above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the individuals named above is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons have invested an aggregate $4,385,259 in the securities of the Company. The source of such funds is working capital.

ITEM 4. PURPOSE OF TRANSACTION

     The securities of the Company were acquired for investment purposes. The Reporting Persons desire to seek privitization of the Company. While there have been discussions regarding privatization of the Company, there exist no written or oral agreements or understandings in this regard with any other shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Each person listed has sole voting and dispositive power over all shares listed opposite his name. Any of the aforementioned persons whose names do not appear in the Table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

     Since its last filing on Schedule 13D with respect to shares of common stock of the Company, Mitchell Equity Investments acquired 13,938 shares of the common stock of the Company from Guy Starkman at a purchase price of $4.50 per share. Mitchell Equity Investments also acquired 37,300 shares of the common stock in open market transactions over NASDAQ at purchase prices ranging between $2.71 and $4.00 per share. In February, 2001, Mitchell Equity Investments conveyed all of its shares to Mitchell Hospitality Investments, LLC, a single member LLC wholly owned by Mitchell Equity Investments. The Edward D. and Anna Mitchell Family Foundation has not acquired any shares of the common stock of the Company since its last filing on Schedule 13D respecting shares of the common stock of the Company.

                                                                      Beneficial Ownership
                                                                  ----------------------------
                                                                  Number of         Percentage
                                                                   Shares            of Total
                                                                  ---------         ----------
Mitchell Equity Investments and Mitchell Hospitality
Investments, LLC ...........................................      968,978           20.735%

Edward D. and Anna Mitchell Family Foundation ..............       83,333            1.7833%


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.


Date: February 21, 2001             Mitchell Equity Investments, California
                                    limited partnership


                                    By: /s/ Jonathan E. Mitchell
                                        -------------------------------------
                                        Jonathan E. Mitchell, General Partner



Date: February 21, 2001             Mitchell Hospitality Investments, LLC, a
                                    Delaware limited liability company

                                    By: Mitchell Equity Investments, a
                                        California limited partnership, Member



                                    By: /s/ Jonathan E. Mitchell
                                        -------------------------------------
                                        Jonathan E. Mitchell, General Partner




Date: February 21, 2001             Edward D. and Anna Mitchell Family
                                    Foundation, a Delaware nonprofit corporation



                                    By: /s/ Jonathan E. Mitchell
                                        -------------------------------------
                                        Jonathan E. Mitchell, President